N E W S R E L E A S E

January 21, 2010

Bisha Update

Nevsun Resources Ltd. (NSU-TSX/AMEX) is pleased to provide an update on its gold/copper/zinc project in Eritrea.

Highlights

•

Bisha project approaches overall 50% completion

•

Mine analyst tour in late January

Bisha Development Activity Update

The construction of the Bisha mine is progressing well and is overall approaching fifty percent (50%) completion. Pictures of construction progress can be found on our Nevsun web site at http://www.nevsun.com/properties/photo_gallery/

The Company announced in December the milestone delivery of the mills and is preparing for their installation. Procurement is approximately 90% complete.

In the past month Bisha management and its EPCM contractor have carried out a comprehensive review of cost to complete the project. The preproduction capital cost of the project, including contingency, has been re-evaluated to be approximately $260 million, as compared to the original budget of approximately $250 million.

A mine analyst tour is scheduled to visit the mine site at the end of January.

State Support

Nevsun has been operating in Eritrea for over ten years and has developed a very good relationship with the Eritrean government. The State has been a strong supporter of a responsible mining industry within the country, is a partner in the development of the Bisha mine and has honored all of its commitments in our business arrangement. Nevsun is very pleased to have the State as its partner.

Forward Looking Statements: The above contains forward-looking statements concerning progress of the project, expected costs and support of the Eritrean government.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-02.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com